Filed by Morgan Stanley

(Commission File No.: 1-11758)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Eaton Vance Corp.

 (Commission File No.: 1-8100)

The following is a joint letter to certain business partners issued by Morgan Stanley and Eaton Vance Corp. on October 12, 2020.

October 12, 2020

Dear Valued Business Partner:

You may have seen the recent news that Morgan Stanley and Eaton Vance have entered into a definitive agreement for Morgan Stanley to acquire Eaton Vance and merge our investment management businesses. By bringing together the investment capabilities, distribution and client service resources, brands and cultures of our two organizations, we seek to create the world’s premier asset manager.

Different from other asset management mergers of recent years, this combination brings together two growing, thriving organizations with distinctive and highly complementary strengths in investment management and distribution. On a combined basis, we will manage approximately $1.2 trillion in client assets and generate $5 billion in annual revenue. By providing clients around the globe with a more comprehensive array of world-class investment capabilities, we hope to deepen and strengthen the client relationships that are the foundation of our businesses.

Today, we wish to underscore our intention to preserve and enhance what our respective organizations bring to this combination. From the Eaton Vance side, that includes not only market-leading investment strategies, wealth management solutions, distribution and client service, but also a powerful collection of brands:

EVM	Fundamental active income and equity managers
Parametric	Investment science in action
Calvert	Leaders in responsible investing
Atlanta Capital	Specialists in high-quality investing
Hexavest	Top-down global equity management

Post-combination, all of the funds and separate account strategies offered today by Eaton Vance affiliates in the U.S. intermediary channel will maintain their existing brands. The powerful distribution and client service organization that today supports the Eaton Vance investment strategies in the U.S. intermediary channel will also continue to operate under the Eaton Vance name.

The transaction is subject to customary closing conditions, and is expected to close in the second quarter of 2021. Until the closing, Morgan Stanley and Eaton Vance will remain separate and independent companies.

Together, we look forward to extending our partnership serving you.

Sincerely,

/s/ Thomas E. Faust Jr.	/s/ Dan Simkowitz

Thomas E. Faust Jr.	Dan Simkowitz
Chairman and Chief Executive Officer	Head of Investment Management
Eaton Vance Corp.	Morgan Stanley

©2020 Eaton Vance Management | Two International Place, Boston, MA 02110 | eatonvance.com
©2020 Morgan Stanley Investment Management |1585 Broadway, New York, NY 10036 | morganstanley.com

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Morgan Stanley and Eaton Vance Corp. (“Eaton Vance”), Morgan Stanley and Eaton Vance will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Morgan Stanley registration statement on Form S-4 that will include a prospectus of Morgan Stanley. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF MORGAN STANLEY AND EATON VANCE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement (when it becomes available), as well as other filings containing information about Morgan Stanley or Eaton Vance, without charge at the SEC’s Internet website (http://www.sec.gov) or by contacting the investor relations department of Morgan Stanley or Eaton Vance at the following:

Morgan Stanley	Eaton Vance
1585 Broadway	Two International Place
New York, NY 10036	Boston, MA 02110
Media Relations: 212-761-2448	Media Relations: 617-672-8940
mediainquiries@morganstanley.com	rtice@eatonvance.com
Investor Relations: 1-212-762-8131	Investor Relations: 617-672-6744
investorrelations@morganstanley.com	esenay@eatonvance.com

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining required regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the acquisition, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period, (ii) the ability of Morgan Stanley and Eaton Vance to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against Morgan Stanley, Eaton Vance or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Morgan Stanley’s and Eaton Vance’s business, including current plans and

©2020 Eaton Vance Management | Two International Place, Boston, MA 02110 | eatonvance.com
©2020 Morgan Stanley Investment Management |1585 Broadway, New York, NY 10036 | morganstanley.com

operations, (v) the ability of Morgan Stanley or Eaton Vance to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the acquisition, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the acquisition that could affect Morgan Stanley’s and/or Eaton Vance’s financial performance, (x) certain restrictions during the pendency of the acquisition that may impact Morgan Stanley’s or Eaton Vance’s ability to pursue certain business opportunities or strategic transactions, (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Morgan Stanley’s or Eaton Vance’s management’s response to any of the aforementioned factors, (xii) dilution caused by Morgan Stanley’s issuance of additional shares of its common stock in connection with the proposed transaction, (xiii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (xiv) those risks described in Item 1A of Morgan Stanley’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K, (xv) those risks described in Item 1A of Eaton Vance’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and (xvi) those risks that will be described in the registration statement on Form S-4 available from the sources indicated above. These risks, as well as other risks associated with the proposed acquisition, will be more fully discussed in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed acquisition. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Morgan Stanley’s or Eaton Vance’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Morgan Stanley nor Eaton Vance assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

©2020 Eaton Vance Management | Two International Place, Boston, MA 02110 | eatonvance.com
©2020 Morgan Stanley Investment Management |1585 Broadway, New York, NY 10036 | morganstanley.com